UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2026 (Report No. 5)

Commission File Number: 001-40303

Inspira Technologies Oxy B.H.N. Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

CONTENTS

On April 13, 2026, Inspira Technologies Oxy B.H.N. Ltd. (the “Company”) appointed Mr. Yoav Rozanovich, age 37, to serve as a Chief Business Officer of the Company.

From February 2021 to April 2026, Mr. Rozanovich served as the VP Global Customer Success of Nano Dimension Ltd. (Nasdaq: NNDM). Prior to that, he worked as a Global Application Engineering Director of Nano Dimension Technologies Ltd. from 2019 to 2021. Mr. Rozanovich received a diploma from the School of Communication Netanya Academic College.

The Company intends to enter into its standard indemnification agreement with Mr. Rozanovich, on substantially the same terms as the indemnification agreements previously entered into between the Company and each of its directors and executive officers. Mr. Rozanovich is not a party to any transactions that are disclosable under Item 7.B of Form 20-F.

This Report of Foreign Private Issuer on Form 6-K, including its exhibit, is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-284308 and 333-289324) and Form S-8 (Registration Nos. 333-259057, 333-277980, 333-285565, 333-290162 and 333-292592), of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inspira Technologies Oxy B.H.N. Ltd.

Date: April 15, 2026	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

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